Exhibit 1

CALL FOR AN ORDINARY GENERAL SHAREHOLDERS’ MEETING

VISTA ENERGY, S.A.B. DE C.V.

As resolved by the Board of Directors of Vista Energy, S.A.B. de C.V. (the “Company”) and pursuant to Articles 180 and 181 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles; “LGSM”) and articles Twelfth, Seventeenth, and Twentieth of the current by-laws of the Company, the shareholders of the Company (the “Shareholders”) are hereby called to an ORDINARY GENERAL SHAREHOLDERS’ MEETING, to be held at 11:00 a.m. on December 7, 2022, in Mexico City, United Mexican States (“Mexico”), corporate domicile of the Company, in the meeting room located at Torre Virreyes, Pedregal No. 24, 24th Floor, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo (the “Ordinary General Shareholders’ Meeting”), in order to discuss the following:

AGENDA

I.	Ratification of the reduction of the variable part of the capital stock of the Company, as approved by the Board of Directors of the Company; associated resolutions.

II.	Presentation, discussion, and, as the case may be, approval of the Company’s non-consolidated special financial statements as of September 30, 2022.

III.

Presentation, discussion, and, as the case may be, approval of the increase in the maximum amount of funds that may be used for the purchase of the Company’s shares (or securities representing such shares), pursuant to Article 56 section IV of the LMV, for an additional amount of US$25.626 million.

IV.	Appointment of delegates to comply with resolutions and, as the case may be, formalize the resolutions adopted at the Ordinary General Shareholders’ Meeting; associated resolutions.

We remind the Shareholders that in order to be admitted to the Ordinary General Shareholders’ Meeting, they are required to provide a deposit certificate (constancia de depósito) issued by the S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., together with, if applicable, the supplementary list referred to in the LMV, no later than Friday, December 2, 2022, at the aforementioned address, between 9:00 a.m. and 6:00 p.m., from Monday to Friday, during business days. Upon delivery of such deposit certificates (constancias de depósito) by the Shareholders, entry passes will be issued without which such Shareholders will not be allowed to participate in the Ordinary General Shareholders’ Meeting. Shareholders can attend the Ordinary General Shareholders’ Meeting personally or represented by an attorney-in-fact appointed by means of a power of attorney granted in terms of the templates provided by the Company pursuant to Article 49, section III of the LMV or by means of a power of attorney granted in accordance with civil law and also pursuant to the provisions set forth in article 1925 of the LGSM. The template of power of attorney and other documents related to the Agenda are available for consultation at the address set forth above as well as on the website of the Company: http://www.vistaenergy.com/en/investors/.

Mexico City, Mexico as of October 27, 2022

By: /s/ Miguel Matías Galuccio

Name: Miguel Matías Galuccio

Position: Chairman of the Board of Directors of

Vista Energy, S.A.B. de C.V.